Intro Slide

Disclaimer: *There is no guarantee that numbers will materialize as projected. Projections for 2018 and later are dependent on variables outside of our control and may not materialize as displayed.*

Blue World Voyages

Blue World Voyages is the world's first cruise line dedicated to active, athletic, healthy lifestyles and personal discovery. There is truly nothing like it today in the cruise industry.

A voyage on our ship isn't just a vacation choice, **it is a lifestyle choice**

Our passengers have chosen to lead an active life & don't want to pause to go on vacation

We've assembled an all-star team of staff to assist each and every passenger by providing the physical, spiritual, intellectual and emotional tools to not only continue their healthy lifestyle, but enrich it - all accomplished in an exciting and adventurous environment

Blue World Voyages offers once-in-a-lifetime worldwide experiences in new places, year after year.

Executive Summary

Fast Facts

- Blue World Voyages LLC ("Blue World" or the "Company"), headquartered in Miami, FL, seeks to raise funding to create a 5-star cruise line catering to active & healthy adults, as well as those looking to improve lifestyle choices.
- Projected launch date for its initial vessel is May 2019
- The target growth is 3 or more ships in operation within 5 years with additional ships slated for Asia and South America.
- Blue World will be the first cruise line marketed to active healthy adults. Targeted primarily to the 30-65 age demographic, the Company's ship will offer healthy, active, and more adventurous selections than what is currently being offered by one-size-fits-all cruise industry competitors.
- Itineraries will feature active excursion options such as hiking, golf, running, tennis, cycling, and watersports as well unique cultural and educational offerings. On-board amenities will include a spacious spa and sports center as well as a world-class health and wellness facility. The cuisine will have an emphasis placed on local farm-to-table menu options.
- High Profile Partnerships. Blue World has entered into strategic partnership agreements with global athletic and health brands to boost initial marketing leverage and will

co-market specialty cruises with these brands. To date, partner brands include Outside Magazine, Gaiam Yoga, Hank Haney Golf , with more to come.
- It is estimated that 1 in 4 American adults (nearly 41 million) are classified as LOHAS consumers, choosing "Lifestyles of Health and Sustainability".

HIGHLIGHTS AND OPPORTUNITIES

- First Mover Advantage - We're the first mover in a huge underserved market in the cruise industry. We are using this to our advantage and plan for additional ships before competitors can clone our concept.
- Defensible Market Position: Not just anyone can enter the cruise market - it requires a lot of capital, and more importantly, years of experience and expertise. The larger established lines will continue to build larger ships, prohibiting highly personalized services to any one niche market. This combination of a vast untapped market, along with our first mover advantage and a very low per-berth capital cost offer an attractive market position. Because we're using an existing ship, while we cannot guarantee it, our post-refit cost per berth isn't expected to exceed $160,000. This represents approximately 1/3 of the per-berth cost for competing 5-star cruise lines.
- Unique Value Proposition - Imagine going on a cruise with 350 active healthy passengers? That's the kind of experience Blue World Voyages is crafting. Yes, passengers may be strangers at the start but given they are all like-minded and share a common goal of a healthy lifestyle, there are bound to be friendships created by the last day of the voyage. Our past passengers will form a unique community which will continue to be served between sailings, resulting in an industry high repeat passenger rate.
- Significant Growth Opportunities: As mainstream cruises continue to follow the ship-as-the-destination model in an attempt to increase on-board revenues, more passengers will choose specialty cruises. The specialty cruise segment has grown accordingly with innovative new concepts and significant fleet enhancements. In the past 5 years the specialty cruise sector has seen annual growth of 21%. Blue World's **Health and Wellness** concept could cater to a market of over 41 million active U.S. adults, representing the largest single market in this specialty segment and represents a larger potential market than that of all other specialty cruise lines combined.

TARGET MARKETS - "LOHAS" CONSUMERS"

LOHAS - Lifestyles of Health and Sustainability

Spending Trends

"LOHAS" is quickly becoming one of the hottest trends among consumers around the world. This fast growing market segment purchases an estimated $400 billion annually in goods and services focused on health, the environment, social justice, personal development and sustainable living. Research shows that over 41 million Americans are part of this group.

There is no age discrimination within LOHAS, in fact these buyers are better identified by a psychographic rather than demographic. They are Millennials, Gen X, Gen Y, & Baby Boomers, with the traditional age demographics 25-75, and up. The average age of LOHAS consumers is 45 with an annual household income of nearly $200,000. In 2015, LOHAS consumers represented nearly 30% of the US consumer market.

LOHAS Eco-Tourism and Travel

This category covers everything from biking through the Napa Valley or France, to cultural immersion, volunteer travel, and adventure travel. For the LOHAS segment this is approximately $42 billion, not to mention the adventure travel market is the fastest growing segment of the travel market.

TARGET MARKETS – 'ZOOMERS'

"Zoomers" are a growing subset of the Baby Boom population

 If you were born between the years 1946 to 1964, you are considered a "Baby Boomer". At 76M strong, boomers still control over 80% of all personal financial assets and over half of U.S. consumer spending. This includes 80% of all leisure travel, and over half of all trips abroad.

Zoomers are boomers who zip. These are the people that see retirement not as a chance to rest, but as the fast lane to a more energetic - a new life characterized by healthy living, a high level of physical activity and a quest for further education. They possess both financial savvy and technology prowess. They're not interested in a holiday with bingo and wouldn't be caught dead using a seniors' discount - that's for people much older than them!

INTERNATIONAL MARKETS

Europe

In a 2017 ranking of the 10 most health-conscious countries in the world, six are European countries with Sweden leading the way.

The fitness industry in Europe has become the largest when it comes to worldwide revenue, topping even the United States and Canada. The value of the health and wellness market within Europe tends to be much higher in western European countries than in eastern European countries, nonetheless both show a steady increase. In terms of health club memberships, the United Kingdom and Germany are on top.

For many Europeans, healthy eating and exercise has always been considered a normal part of everyday life.

South America

One of the fastest growing markets in the Health & Wellness sector is Latin America with a 21% average annual increase over the last 5 years. Here, Brazil, Mexico and Argentina lead the way.

REACHING OUR PASSENGERS

Travel Agents, Consortium & Online Sellers

Blue World is a perfect product for agents who know their clients - this is not for everyone, but it is perfect for some — and a good agent with a personal connection to clients will reach out to the right ones.

Influencers

Blue World's clients are internet savvy – and influencers are the travel agents of the 21st century. The Forbes "Top 10 Influencers in Health & Fitness" shown on the following page can all be incentivized to represent Blue World. They are already connected to our market!

Theme & Corporate Charters

The size of our ship is ideal for theme and corporate charters. Blue World will schedule as many as 12 sports-specific charters each year with marketing and programming assistance from our strategic sponsors. The Company will also work with Landry & Kling and other charter companies for additional corporate and group business.

Founders Club

Our crowd funding target calls for a total of 5,000 investors from both Europe, the United States and Canada who will be joining our Founders Club. Our offer is structured so that these passengers will be expected to travel with us in our first year to receive their investment discount off their initial cruise.

Strategic Partners

Our partners have a combined data-base of well over 5 million active, healthy clients. Access to these consumers is a vital part of our structured agreement with these companies.

OWNERS SUITE SALES TITLE SLIDE

OWNERS SUITE SALES

As a lifestyle product, the company will design and sell 26 luxury owners suites. This model offers a unique funding strategy for our initial ship purchase and refit, as well as the purchase and refit of additional ships.

BWV Owners Suites Sales - Financial Model

Assumptions		Sq. Feet	Price	QTY	Build-Out Cost	Sales Cost
One Bdrm Suite		650	$2.2M	16	$300K	6%
Two Bdrm Suite		850	$3.2M	10	$400K	6%

Total Revenues: $67,200,000

Expenses

Build Out	$8.8M
Sales Cost (Commissions)	$4,032,000
Legal	$100K
Marketing (Non Agency)	$250K
Total Expenses	$13,182,000

Projected Net Funding from Owners Suite Sales: $54,018,000

(Disclaimer: these are only projections and cannot be guaranteed)

OUR TEAM, OUR PHILOSOPHY TITLE SLIDE

CORPORATE CULTURE

"The one thing that will set us apart from the major cruise lines, and the one way that makes it impossible for them to copy our concept is from the very beginning, to create a corporate culture of caring. If we treat our employees both on-shore on on-ship in the same way that we expect our passengers to be treated…..we will absolutely have a great product" Gene Meehan - Founder

On Land
- Creative, healthy workspace
- Establish a work-life balance by incorporating a bi-monthly 4-day work week
- Great medical benefits and wellness program
- Zero tolerance program in regards to sexism and racism
- Invite all staff & spouses to sail annually

At Sea
- Uncrowded living quarters
- Great, healthy food

- Cross training teams for hiking, cycling, running, watersports and other excursions.
- Language and educational programs
- Staff gym with trainers

MANAGEMENT TEAM - INVALUABLE INDUSTRY EXPERIENCE

[Insert Headshots, Titles and Background]

Development Team

Gene Meehan
Founder and President
Health, fitness and spa entrepreneur for over 30 years.
Competitive rower, climber and golfer.
Learn more.

Brian O'Neill
Creative Director
Launched iconic brands like Kia Motors, EA Sports and Dell Computer.
Sport fishing and Cubaphile.
Learn more.

Mike Carrol
V.P. Planning & Development
Appointed by President Obama as Inspector General of USAID.
Tennis and golf.

Diane Trieste
VP Wellness
Director, product development, Canyon Ranch, Tuscan AZ, Lennox, MA, Las Vegas, NV and Canyon Ranch at Sea Canyon Ranch Living Facilities.
Hiking and Cycling.

Executive Team

John B. Richards
Co Founder & CEO
Former President of Starbucks, SR.VP of Four Seasons Hotels,
Cycling, Golf Tennis
Learn more.

Hal Gassenheimer
CFO
Harvard MBA, Former Treasurer of Carnival Cruise Line, CFO Seabourn Cruise Line.
Squash and speed walking.
Learn more.

Fredy Dellis
Ex President and CEO The World At ResidenSea
Developed the first luxury residential ship concept with Norwegian investors. Built the luxury vessel "The World" and successfully sold residences to UHNW individuals.
Cyclist.
Learn more.

Advisory Board

Joyce Landry
CEO Landry & Kling
L&K is the largest cruise ship charterer in the US. Joyce was inducted into the "Cruise Industry Hall of Fame" in 2006.
Competitive rowing, meditation and yoga.

Tim Andriola
Blue World Executive Chef
Tim has trained and worked in some of the most prestigious kitchens in the U.S., including Chez Panisse, Charlie Trotter's, and Tra Vigne. He specializes in farm to table cuisine.

SHORESIDE STAFFING

Department / Staff Position		Staff Number
Executive		
Founder		1
President CEO		1
HR Director (outsourced)		1
Administrative Assistant		1
Total Executive Staff		4
Finance		
CFO		1
Controller		1

Revenue Management	1
Procurement Manager	1
Receptionist/Office Manager	1
Total Finance Staff	5
Spa, Hotel Operations	
V.P. Operations	1
Guest Relations Manager	1
Spa, Sports, Enrichment Director	1
Spa, Sports, Enrichment Assistant	1
Itinerary Planner	1
Itinerary Assistant	1
Total Operations Staff	6

Department / Staff Position	**Staff Number**
Owners Suites Sales	
Director	1
Assistant	1
	2
Sales & Marketing	
Vice President	1
Social Media Director	1
Marketing Assistant	1
Charter/Groups Manager	1
Pre-Post Manager	1
Inside Sales Assistant	1
Sales Reps	4
Total Sales & Marketing Staff	10
Information Technology	
Director	1
IT Manager	1

Reservations Sytem/PBX Manager		1
Total IT Staff		3
Reservations Documentation		
Manager		1
Reservations Agents		4
Total Reservations Staff		5
Grand Total		
Total Shoreside Staff		**35**

Source of Information: Company Management

OUTSOURCED OPERATIONS

The Company has the option to hire "best in class" partners for the following services. The outsourcing model has been prevalent in the cruise industry since inception, specifically within the niche specialty segment. It allows operators to scale operations quickly and efficiently without having to go through the learning curve for each function. By utilizing these concessions, Blue World will provide guests with first class service while the shore-side team remains focused on product development and marketing.

- Deck & Engine Operations: Blue World will enter into a deck & engine operations agreement with CMI, a division of Sunstone Ships. Sunstone, a Miami-based company has been managing technical services for passenger ships for over 35 years and has 13 ships currently under management.
- Food, Beverage, Hotel: Apollo Ship Chandlers is widely considered as one of the best food & beverage concessions to the cruise industry. They currently provide services for Oceania and Regent Cruise Lines, both of which are rated as 5-star operators.
- Spa/Salon Operations: Steiner Leisure is the largest provider of spa and fitness services to the cruise industry currently in operation on over 130 ships worldwide ranging from premium to luxury brands.

- On-Board Retail: Starboard Cruise Services is the world's largest onboard retailer, offering cruise ship passengers world-class brands and exclusive merchandise.

GROWTH STRATEGY TITLE SLIDE

GROWTH STRATEGY

Additional Vessels. Blue World's growth plan calls for the expansion to 3 or more ships. The Company is seeking to have a second ship in operation within 16 months after the first ship's initial launch. While there are several ship options available within the 500-600 passenger range, the ideal model is at 350 passengers with the ability to build out between 25-30 owners suites for sale, plus a large majority of balcony cabins. Many of these larger ships can be purchased at a price that will allow them to be renovated with consolidated cabins in order to add balconies (where necessary) to arrive at the desired passenger count of 350. In order for Blue World to maintain a low cost per berth of under $200,000, the total cost (post refit) of a vessel should not exceed $70 million.

- **Capital Plan for Additional Vessels.** The Company will pursue the expansion of its fleet once it has demonstrated successful operations and can seek additional equity and debt capital components. Blue World will seek to finance its growth through the continued sales of owners suites
- **High Passenger Repeat Rate.** Due to the health related nature of our product and the fact that Blue World sails with like-minded passengers who will want to meet again, we anticipate a higher than industry average repeated rate. We will also put programs in place to connect frequently with past passengers offering products and services designed to enhance brand loyalty.
- **Theme Cruises, Special Events & Corporate Charters.** As we increase our fleet, we have additional opportunities for theme and charter events. We expect an increase in sports-specific sailings (golf, hiking cycling, food & wine and other themes) as we expand our fleet. The Blue World ships will also offer a perfect 'floating hotel' platform for world events. The Company will offer it's ship out for charter to companies during sporting events such as Ryder Cup Golf, British Open, World Cup Soccer, Tour de France, Iron Man competitions, and several others. In addition, our Executive Wellness Program will offer an attractive full-ship charter option for many incentive- based group & corporate charters.

FLEET EXPANSION

Methodology for Fleet Expansion:
- From the time operations commence, Blue World will be seeking the right vessels for its second and third ships. The ships will range from 25,000 – 35,000 gross tons and will

be refitted to 5-star quality as needed with a capacity if approximately 300 retail passengers and 25-30 owners suites (for sale).
- The total cost including refit for the second and third vessels are not expected to exceed $70M. They are expected to be financed through a combination of cabin sales and additional equity as needed.
- Blue World's assumption is that its three-ship operation will be an attractive addition to a larger cruise operator. This acquisition opportunity or a public offering will provide the exit strategy for the initial investors.

FINANCIAL REVIEW TITLE SLIDE

FINANCIAL FORECASTS & ASSUMPTIONS (disclaimer: these are projections and cannot be guaranteed)

- **Purchase Agreement:** Blue World will purchase its first ship slated for delivery in October. 2018. The ship will then enter into a 6-month refit and be available for sailing by 2019.
- **Average Gross Ticket Revenue** for a seven-day cruise has been forecasted at $3,500 per passenger for the first year. This assumes a blended average of four cabin categories. Thereafter, ticket revenues are assumed to increase at 4% per year.
- **Average Commissions** have been estimated at 15% for 90% of all sales. These commissions will be offered to a combination of travel agents, media influencers, strategic sponsors and other booking sources. Only 10% of initial revenue is assumed to come from direct sales. Commission sales decrease and direct sales will increase in subsequent years of operation.
- **Air Cost** is assumed to be passed through directly to the passenger.
- **Land Transfers,** the cost of transportation between the airport and ship at time of boarding and departure, are estimated at $75 per passenger and are included in the price.
- **Average Net Ticket Revenue** is the Gross Ticket Revenues less Commissions, Land Transfers and Gratuities.
- **Onboard Revenue:** Net onboard revenues are estimated at $31. pppd with assumed growth of 10% annually.
- **Food Cost** is estimated at $45 per day, and will include fresh provisioning from ports of call to the greatest extent possible. Food/beverage and hotel operations will be outsourced to a third party operator.
- **Operating Days:** It is assumed that the ship will have 360 operating days during the first two years. This number includes paid repositioning segments. The first dry dock is expected in year three and every third year thereafter and would last for two weeks.
- **Passenger Capacity:** The current business plan assumes the purchase of the ex-MV Gemini which after refit will have a revised passenger capacity of 350 on a double occupancy basis. This includes owners-suites.

- **Available Passenger Days** is the product of the number of operating days multiplied by the passenger capacity and is the maximum number of passenger days during the period on a double occupancy basis.
- **Average Load Factor** during Year 1 has been estimated at a conservative 80% or an average of 245 paying passengers per cruise, increasing to 82% in Year 2 and 88% in year 3 and thereafter. In both years, unsold cabins will be made available to "Founders Club Members" as well as media and travel associates.

- **Passenger Cruise Days** is the Available Passenger Days multiplied by the Average Load Factor, used to forecast passenger days for the period.
- **Net Ticket Revenue** is the product of the average net per diem multiplied by the number of passenger cruise days for the period. Likewise, the onboard revenue is the respective rates per passenger day multiplied by the number of passenger cruise days.
- **Ship Operating Expenses** are estimated at $65,000 per operating day*. This is based on estimates from prospective providers of outsourced ship management services, who believe this amount accurately reflects a 5-star level service level.
  - **Bunkers and Lubes (fuel cost)** have been estimated based on itinerary assumptions, speed, and distance between ports..
  - **Crew Expenses**: Based on estimates from previous operators.
  - **Passenger Expenses** includes onboard entertainment and lectures, housekeeping and laundry consumables, news and cable services.
  - **Spa Supplies** are calculated based on the given rate per passenger day and includes all services included into ticket price.
  - **Food Cost** is calculated based upon the given rate pppd.
  - **Port Expenses** include dockage, pilotage, towage, port agency fees, and various other expenses the ship incurs while in port, in addition to a government tax that is levied for each passenger aboard the ship.
- **Advertising & Marketing** expenses are incurred solely in the company's promotional efforts and are estimated at $45/available passenger day and grow significantly with the addition of the 2nd and 3rd ships. This includes site development and search engine optimization, internet based advertising, radio, television and magazine advertising, direct mail, trade and road shows, and creative expenses.
- **General & Administrative** consists of mostly of shoreside salaries and benefits, as well as rent, office supplies, insurances, and other operating expenses. Blue World expects a starting headcount of 35 land-based employees once operating. The G&A expenses are expected to increase annually by 5+% and grow significantly with the addition of the second and third ships. Credit card fees are also included in G&A expenses and estimated at 2.4% of gross revenues. A management bonus plan based on overall company performance has not been included.

Ship Operating Expenses in general have been set intentionally at high levels due to the deluxe service expected onboard.

FINANCIAL SUMMARY

The Company has two options, the first is a ship-charter model in which we enter into a lease/purchase agreement with the seller. The second is a ship-purchase model, where we generate funds to buy the ship outright at closing by selling 26 luxury suites and, once successful, use this same model to provide funds to purchase additional vessels with little or no dilution to founders stock. All projections to follow are based on the ship-purchase model.

- The projections are conservatively based on an initial revenue rate of $475 per person per day ("pppd") and 80% initial occupancy.
- The projections incorporate a second and third ship commencing operation in 2019 and 2021, respectively.
- The 5-year comprehensive projection shows EBITDA exceeding $64M at the end of year 5. The total equity of $118 M, includes the projected requirements for the 2nd and 3rd ships, which is projected to yield a levered IRR in excess of 40% after 5 years.
- The Company will expand its fleet once it has demonstrated successful operations and can seek additional capital. Blue World will seek to finance its growth by continuing the sale of a limited number of luxury cabins. Total estimated vessel price and refit cost for the second and third vessels is $75M each.

Summary Financial Data

($ in thousands)

	Pre-Launch	2018 P	2019 P	2020 P	2021 P	2022 P
Vessel 1		$ 27,469	$ 43,791	$ 50,550	$ 50,958	$ 55,000
Vessel 2			$ 36,774	$ 50,550	$ 52,976	$ 54,993
Vessel 3					$ 44,328	$ 54,993
Total Revenue		$ 27,469	$ 80,566	$ 101,101	$ 148,263	$ 164,985
EBITDA	$ (7,610)	$ (3,181)	$ 23,246	$ 35,328	$ 54,502	$ 64,388
Net Income (Expense)	$ (6,629)	$ (6,629)	$ 10,448	$ 21,023	$ 31,454	$ 36,236
Depreciation		$ 2,750	$ 8,777	$ 9,890	$ 15,007	$ 21,405
Working Capital	$ 28,390	$ 2,928	$ 26,889	$ 44,850	$ 75,348	$ 114,364
Total Long Term Debt, Net	$ 10,000	$ 61,917	$ 58,252	$ 106,201	$ 98,238	$ 89,614
Preferred Stock	$ 68,000	$ 68,000	$ 68,000	$ 68,000	$ 68,000	$ 68,000
Total Equity	$ 65,390	$ 81,261	$ 91,710	$ 135,233	$ 166,687	$ 202,923
Margin Review						
EBITDA	na	-12%	29%	35%	37%	39%
Net Income (Expense)	na	-24%	13%	21%	21%	22%
Growth Review						
Total Revenue	na	na	193%	25%	47%	11%
Gross Profit	na	na	255%	58%	47%	7%
EBITDA	na	na	na	52%	54%	18%
Net Income (Expense)	na	na	na	101%	50%	15%

First Vessel Projected to launch April 2018

Sources of Information: Company Management

Disclaimer: These are projections based on assumptions demonstrated above. We cannot guarantee that funds will materialize as planned.

SOURCE AND USE OF FUNDS

Blue World Voyages seeks to raise capital thru a combination of traditional equity, crowdfunding, cabin sales, and ship owner financing to create a 5-star cruise line catering to active, healthy adults, and those looking to improve lifestyle choices.Our unique 'Passengers as Partners' concept incorporating both cabin sales and a crowdfunding campaign will offer "proof of concept" allowing us to create a new category in the specialty cruise segment. The estimated refurbishment cost (including the build-out of 26 owners suites) is based on a detailed technical inspection and assessment at $26M The initial ship purchase and complete refurbishment will cost $165K per berth, about 33% of the current new build cost to our competitors. The balance of funds raised will be used for working capital to fund pre-sailing expenses. The investment will be structured in Blue World Voyages, a to-be-formed entity organized under the laws of the Bahamas.

Use of Funds	Source of Funds	
	Seed Capital $500,000	
Ship Purchase $35,000,000	Net Crowdfunded Investments $4,250,000	
	Net Owner's Suite Sales $54,000,000	
Refit $26,000,000		
	Ship Financing $10,000,000	
Operating Capital $20,000,000	Traditional Equity $15,000,000	
Total $81,000,000	Total $81,750,000	

RETAIL PRICING

Pricing is based on the charter or purchase of the MV Gemini. Prices below are per person based on double occupancy. Pricing is all-inclusive. Beer & wine with meals, specialty restaurants, some spa treatment, bottled water, and soft drinks, plus all gratuities are included. Due to the nature of the product, the Company expects repeat customer sailings and will offer discounted prices to accommodate these passengers. Single occupancy passengers can opt for specially designed single cabins or pay a surcharge for standard suites . Blue World's current pricing is detailed in the chart below. The Company's targeted average per person daily yield is $450.

Pricing was determined based on shore-side and on-board operating costs with the intention of achieving a low break-even occupancy level. $450 pppd for a 7-day South America/European cruise places Blue World just below the luxury market, but ahead of the contemporary and premium cruise brands. Blue World's strategy is to start at a lower price and increase as demand allows.

Preliminary Pricing						
Number of Cabins	175	CATEGORY	#	PPPD	7 days	Gross
Minimum Sailing days	7	Owners Suites	26	850.00	5,950.00	$309,400
Average Yield PPPD	$475	Delux Balcony	50	500.00	3,500.00	$350,000
Average Yield Per Cabin	$6,650.00	French Balcony	60	500.00	3,500.00	$420,000
Projected Yr.1 Occ.	70%	Inside Suites	20	400.00	2,800.00	$112,000
Projected Sailing Weeks	50	Single Suites	19	400.00	2,800.00	$106,400
		Total Cabins	175			$1,297,800

ON-BOARD REVENUE MODEL

Blue World expects to operate at Year 1 average occupancy of 80%, for an average passenger count of 280. Revenue will be generated from passenger participation in any number of the abundant activities provided onboard the ship.

On Board Revenue Projections for Year 1							

Based on 70% occupancy or 245 average passengers   245

	Participation Rate	Number of Passengers	Revenue Per Week	Extension	Profit Margin	Net Profit	Spending Per Passenger/Week	Net PPPD
Bar	90%	221	50	$11,025	50%	$5,513	$45.00	3.21
Spa/Salon	65%	159	100	$15,925	60%	$9,555	$65.00	5.57
Fitness	25%	61	50	$3,063	60%	$1,838	$12.50	1.07
Excursions	65%	159	300	$47,775	50%	$23,888	$195.00	13.93
Boutique	65%	159	75	$11,944	40%	$4,778	$48.75	2.79
Laundry	35%	86	40	$3,430	65%	$2,230	$14.00	1.30
Internet/Phone	60%	147	20	$2,940	50%	$1,470	$12.00	0.86
Immersion Programs	15%	37	250	$9,188	50%	$4,594	$37.50	2.68
Medical Wellness	15%	37	550	$20,213	35%	$7,074	$82.50	4.13
				$125,501		$60,938	$512	36.27

Source of information: Company Management

Deduct Free Shuttle Service:	$	(1.94)
Deduct Free Wifi	$	(2.87)
Net	$	31.46

REVENUE GROWTH MODEL (MULTIPLE VESSELS)

Blue World's revenues will come from two sources: ticket revenues and on-board revenues. With numerous activities and offerings onboard, there are many opportunities to generate revenue from passengers throughout the trip. The total number of passengers is expected to increase incrementally each year.

Total Revenue Growth						
Dec 31,	2017 P	2018 P	2019 P	2020 P	2021 P	2022P
Ticket Revenues						
Average Gross Per Diem	$ 478	$ 492	$ 507	$ 522	$ 538	
Itinerary Cruise Days	$ 7	$ 7	$ 7	$ 7	$ 7	
Average Gross Ticket Revenue	$ 3,346	$ 3,446	$ 3,550	$ 3,656	$ 3,766	
Average Commissions	$ 402	$ 362	$ 346	$ 329	$ 339	
Land Transfers	$ 75	$ 75	$ 75	$ 75	$ 75	
Dilution	$ 15	$ 15	$ 15	$ 15	$ 15	
Gratuities	$ 15	$ 16	$ 17	$ 18	$ 19	
Average Net Ticket Revenue	$ 2,656	$ 2,789	$ 2,901	$ 3,018	$ 3,111	
Average Net Ticket Per Diem	$ 379	$ 398	$ 414	$ 431	$ 444	
Annual Operating Days	365	365	365	360	365	
Passenger Capacity	350	700	700	992	1,050	
Available Passenger Days	127,750	234,208	255,500	357,001	383,250	
Average Load Factor	70%	80%	88%	88%	88%	
Average Occupancy	245	513	616	873	924	
Passenger Cruise Days	89,425	187,367	224,840	314,161	337,260	
Net Onboard Revenues Per Diem	$ 31	$ 34	$ 37	$ 41	$ 45	
Net Ticket Revenue	$ 25,448,950	$ 74,656,348	$ 93,190,035	$135,441,147	$ 149,871,442	
Net Onboard Revenue	$ 2,054,987	$ 6,314,265	$ 8,334,819	$ 12,811,488	$ 15,126,111	
Total	$ 27,503,936	$ 80,970,613	$101,524,854	$148,252,635	$ 164,997,553	

* Avg. 15% commissions based on 85% of passengers in year 1 declining to 75%, 65%, 60% and 60% in years 2-5

Source of information: Company Management

PROJECTED INCOME STATEMENT REVIEW

Comparative Summary Income Statements

(in $ thousands)

	31-Dec	2017 P	2018 P	2019 P	2020 P	2021 P	2022 P
Vessel 1			$ 27,469	$ 43,791	$ 50,550	$ 50,958	$ 55,000
Vessel 2				$ 36,774	$ 50,550	$ 52,976	$ 54,993
Vessel 3						$ 44,328	$ 54,993
Total Revenue			$ 27,469	$ 80,566	$ 101,101	$ 148,263	$ 164,985
Operating Expenses							
Sales, General & Administrative		$ (7,390.46)	$ 12,869	$ 14,176	$ 17,827	$ 25,639	$ 24,791
Other Operating Expenses:		$ 15,000	$ 20,532	$ 51,921	$ 57,836	$ 83,761	$ 96,532
Total Operating Expenses		$ 7,610	$ 33,401	$ 66,096	$ 75,662	$ 109,401	$ 121,322
Operating Income (Expense)		$ (7,610)	$ (5,931)	$ 14,469	$ 25,438	$ 38,862	$ 43,663
Interest (Expense)			$ (698)	$ (4,021)	$ (4,415)	$ (7,408)	$ (6,747)
Net Income (Expense)		$ (7,610)	$ (6,629)	$ 10,448	$ 21,023	$ 31,454	$ 36,915
plus: Interest (Expense)			$ 698	$ 4,021	$ 4,415	$ 7,408	$ 6,747
EBIT		$ (7,610)	$ (5,931)	$ 14,469	$ 25,438	$ 38,862	$ 43,663
plus: Depreciation			$ 2,750	$ 8,777	$ 9,890	$ 15,007	$ 21,405
EBITDA		$ (7,610)	$ (3,181)	$ 23,246	$ 35,328	$ 54,503	$ 64,381

First vessel projected to launch May 2018

Source of Information: Company Management

PROJECTED BALANCE SHEET REVIEW

Comparitive Summary Balance Sheets

($ in thousands)

	Dec 31.	2017 P	2018 P	2019 P	2020 P	2021 P	2022 P
Assets							
Current Assets							
Cash & Equivalents		$ 37,390	$ 9,528	$ 22,689	$ 44,850	$ 75,348	$ 114,364
Accounts Receivable		$ 1,575					
Total Current Assets		$ 38,965	$ 9,528	$ 22,689	$ 44,850	$ 75,348	$ 114,364
Property & Equipment, net		$ 47,000	$ 143,000	$ 131,473	$ 196,583	$ 189,577	$ 178,172
		$ 85,965	$ 152,528	$ 154,162	$ 241,434	$ 264,924	$ 292,536
Liabilities & Equity							
Current Liabilities							
Liability for Advanced Sales		$ 10,575	$ 6,600	$ 4,200			
Line of Credit							
Other							
Total Current Liabilities		$ 10,575	$ 6,600	$ 4,200	$ -	$ -	$ -
Long Term Debt		$ 10,000	$ 61,917	$ 58,252	$ 106,201	$ 98,238	$ 89,614
Total Liabilities		$ 20,575	$ 68,517	$ 62,452	$ 106,201	$ 98,238	$ 89,614
Equity							
Preferred Stock		$ 68,000	$ 68,000	$ 68,000	$ 68,000	$ 68,000	$ 68,000
Paid In Capital		$ 5,000	$ 27,500	$ 27,500	$ 50,000	$ 50,000	$ 50,000
Retained Earnings			$ (7,610)	$ (14,239)	$ (3,790)	$ 17,233	$ 48,687
Net income		$ (7,610)	$ (6,629)	$ 10,448	$ 21,023	$ 31,454	$ 36,236
Total Equity		$ 65,390	$ 81,261	$ 91,710	$ 135,233	$ 166,687	$ 202,923
		$ 85,965	$ 149,778	$ 154,162	$ 241,434	$ 264,924	$ 292,536

Disclaimer: These are projections based on assumptions demonstrated above. We cannot guarantee that funds will materialize as planned.